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SEC 17006232
Ma
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
Washington **PART III**
496

SEC FILE NUMBER
8 - 68458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2016_____ AND ENDING _____12/31/2016_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MicroVenture Marketplace, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM ID. NO.

2905 San Gabriel St., Suite 212
                                          (No. and Street)

Austin	Texas	78705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Clark   (512) 275-6309
                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
                                (Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).



OATH OR AFFIRMATION

I, ___William Clark___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___MicroVenture Marketplace, Inc.___ , as of ___December 31, 2016___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

State of Texas County of Travis

Subscribed and sworn before me on 2-22-17 (Date)

_____
(Notary Signature)

REBEKAH REHEA GARZA
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 7/28/18
NOTARY ID 12990155-1

_____
Signature

___President___
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

MicroVenture Marketplace, Inc.

Financial Statements and Supplemental Schedule

December 31, 2016

MICROVENTURE MARKETPLACE, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2016



To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.:

We have audited the accompanying statement of financial condition of MicroVenture Marketplace, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of MicroVenture Marketplace, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroVenture Marketplace, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of MicroVenture Marketplace, Inc.'s financial statements. The Supplemental Information is the responsibility of MicroVenture Marketplace, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

MICROVENTURE MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	720,858
Property and equipment, net		9,722
Other assets		73,524
TOTAL ASSETS	$	804,104

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	7,725
		7,725

Stockholder's equity:

Common stock, $0.01 par value, 1,000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		2,709,773
Accumulated deficit		(1,913,395)
Total stockholder's equity		796,379
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	804,104

See notes to financial statements and report of independent registered public accounting firm.

MICROVENTURE MARKETPLACE, INC.
Statement of Operations
For the Year Ended December 31, 2016

REVENUES:

Commission income	$	1,613,382
Referral income		40,435
Interest earned		3,336
Total Revenues		1,657,153

EXPENSES:

Salaries and wages	978,228
Marketing and advertising	200,133
Occupancy and equipment costs	208,107
Regulatory fees and expenses	187,784
Professional and legal fees	19,171
Insurance	47,427
Bank and escrow charges	21,295
Travel	10,518
Technology fees	34,660
Computer hardware & software	3,711
Communications	7,436
Other expenses	21,888
Total Expenses	1,740,358

LOSS BEFORE INCOME TAXES		(83,205)
Income tax expense		-
NET LOSS	$	(83,205)

See notes to financial statements and report of independent registered public accounting firm.

MICROVENTURE MARKETPLACE, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at December 31, 2015	100	$ 1	2,709,773	$ (1,830,190)	$ 879,584
Net loss	-	-	-	(83,205)	(83,205)
Balances at December 31, 2016	100	$ 1	2,709,773	$ (1,913,395)	$ 796,379

See notes to financial statements and report of independent registered public accounting firm.

4

MICROVENTURE MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:

Net loss	$	(83,205)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation		6,207
Change in operating assets and liabilities:		
Other assets		(30,607)
Accounts payable and accrued expenses		(13,649)
Cash used in operating activities		(121,254)

Cash flows from investing activities:

Issuance of loans to related parties		(67,000)
Repayment of loans to related parties		67,000
Property and equipment purchases		(1,407)
Net cash used in investing activities		(1,407)
Net decrease in cash		(122,661)
Cash and cash equivalents at beginning of year		843,519
Cash and cash equivalents at end of year	$	720,858

Supplemental disclosures of cash flow information:

Cash paid for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

MicroVentures Marketplace, Inc. (the "Company"), a Delaware corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions. The Company is a wholly-owned subsidiary of MicroVentures Inc. (the "Parent"), a Delaware corporation.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, which is required by the SEC and FINRA. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client. The Company is evaluating new revenue recognition standards for Broker and Dealers and will implement as required.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Note 2 - Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2016, the Company's Texas margin tax expense is not significant.

Management Review
The Company has performed an evaluation of subsequent events through the February 27, 2017, date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure to its financial statements.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Computers and equipment	$	21,520
Subtotal		21,520
Less accumulated depreciation		(11,798)
Total	$	9,722

Depreciation expense for the year ended December 31, 2016 was $6,207.

Note 4 – Related Party Transactions

Two members of management of the Company operate as managers of an exempt reporting advisor ("the Advisor"). The Company enters into agreements with collective investment vehicles ("the Funds") created for investing in privately held companies which are managed by the Advisor. During 2016, the Company recognized $1,519,705 in revenue from agreements with the Funds and reimbursed $155,427 in state registration expenses to the Advisor.

During 2016, the Company entered into several note receivable agreements with related parties for a total of $67,000. The Company received repayment on these related party receivables in the amount of $67,000 during 2016. The note receivables are non-interest bearing and have a maturity date typically of less than 30 days. As of December 31, 2016, there were no notes receivable outstanding.

Note 5 - Commitments and Contingencies

The Company leases office space under operating leases expiring in December 2017. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $73,710 for the year ended December 31, 2016.

Future minimum lease commitments under non-cancelable operating leases at December 31 are as follows:

2017		71,077
Total minimum lease payments	$	71,077

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2016 are as follows:

Deferred tax assets (liabilities):		
Depreciable assets	$	(1,208)
Net operating loss carryover		577,022
Total net deferred tax assets		575,814
Less valuation allowance		(575,814)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $28,146 during the year ended December 31, 2016.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(28,290)
Other		144
Change in valuation allowance		28,146
Income tax provision (benefit)	$	-

As of December 31, 2016, the Company had federal net operating loss carryforwards of approximately $1,697,000, which will expire in varying amounts beginning in 2030, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $705,772 and $250,000, respectively, which was $455,772 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

9

MICROVENTURE MARKETPLACE, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Total stockholder's equity qualified for net capital	$	796,379
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		9,722
Other assets		73,524
Total deductions and/or charges		83,246
Net capital before haircuts on securities		713,133
Haircuts on securities		7,361
Net capital	$	705,772
Aggregate indebtedness		
Accounts payable and accrued expenses	$	7,725
Total aggregate indebtedness	$	7,725
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	455,772
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	405,772
Ratio of aggregate indebtedness to net capital		.01 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2016 as reported by MicroVenture Marketplace, Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.:

We have reviewed management's statements, included in the accompanying RE: Exemption Report Year Ended December 31, 2016, in which (1) MicroVenture Marketplace, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2017



MicroVentures

February 22, 2017

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2016

MicroVenture Marketplace, Inc. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

MICROVENTURE MARKETPLACE, INC.

William Clark
CEO

2905 San Gabriel Street, Suite 212 | Austin, Texas 78705
Phone: (512) 212-1160 | www.microventures.com
Securities offered through MicroVenture Marketplace, Inc. Member FIRNA/SIPC



REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
MicroVenture Marketplace, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by MicroVenture Marketplace, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MicroVenture Marketplace, Inc.'s compliance with the applicable instructions of Form SIPC-7. MicroVenture Marketplace, Inc.'s management is responsible for MicroVenture Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
20*20*******2803********************MIXED AADC 220
68458   FINRA   DEC
MICROVENTURE MARKETPLACE INC
2905 SAN GABRIEL ST STE 212
AUSTIN TX 78705-3541
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tyler Gray (512)275-630

2. A. General Assessment (item 2e from page 2) $ 4,142.88

   B. Less payment made with SIPC-6 filed (**exclude interest**) (1,951.49)

   _____ Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,191.39

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐
   Total (must be same as F above) $ 2,191.39

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MicroVenture Marketplace Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

COO
(Title)

Dated the *22ND* day of *February*, 20 *17*.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,657,153

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____
        (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 1,657,153

2e. General Assessment @ .0025 $ 4,142.88
                                                    (to page 1, line 2.A.)

2